SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                               (Amendment No. 21)*

                    Under the Securities Exchange Act of 1934


                           TITANIUM METALS CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   888339 10 8
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 1, 2004
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  888339 10 8

     1       NAMES OF REPORTING PERSONS
             AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Tremont LLC

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC and AF

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     6,309,250
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      6,309,250

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      6,309,250

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      OO

CUSIP No.  888339 10 8

     1       NAMES OF REPORTING PERSONS
             AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Valhi, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     6,509,750
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      6,509,750

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      6,509,750

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      40.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1       NAMES OF REPORTING PERSONS
             AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     6,509,750
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      6,509,750

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      6,509,750

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      40.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1       NAMES OF REPORTING PERSONS
             AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     6,509,750
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      6,509,750

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      6,509,750

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      40.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1       NAMES OF REPORTING PERSONS
             AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     6,509,750
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      6,509,750

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      6,509,750

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      40.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1       NAMES OF REPORTING PERSONS
             AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     6,509,750
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      6,509,750

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      6,509,750

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      40.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1       NAMES OF REPORTING PERSONS
             AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     6,509,750
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      6,509,750

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      6,509,750

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      40.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1       NAMES OF REPORTING PERSONS
             AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     6,509,750
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      6,509,750

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      6,509,750

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      40.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1       NAMES OF REPORTING PERSONS
             AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     6,509,750
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      6,509,750

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      6,509,750

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      40.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1       NAMES OF REPORTING PERSONS
             AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Harold Simmons Foundation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     6,509,750
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      6,509,750

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      6,509,750

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      40.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1       NAMES OF REPORTING PERSONS
             AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      The Combined Master Retirement Trust

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     8,388,810
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      8,388,810

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      8,388,810

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      52.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      EP

CUSIP No.  888339 10 8

     1       NAMES OF REPORTING PERSONS
             AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Annette C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      PF

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     2,666,666
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      2,666,666

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,666,666

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      14.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

CUSIP No.  888339 10 8

     1       NAMES OF REPORTING PERSONS
             AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    11,055,476
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     11,055,476

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      -0-

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

                                AMENDMENT NO. 21
                                 TO SCHEDULE 13D

     This amended statement on Schedule 13D (collectively, this "Statement") relates to the common stock, $0.01 par value per share (the "Shares"), of Titanium Metals Corporation, a Delaware corporation (the "Company"). Items 2, 3, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.

Item 2.  Identity and Background.

     Item 2(a) is amended as follows:

     (a)  The   following   entities  or  person  are  filing   this   Statement
(collectively, the "Reporting Persons"):

          (i) Tremont LLC and The Combined Master Retirement Trust (the "CMRT") as direct holders of Shares;

          (ii) Valhi, Inc. ("Valhi") as the direct holder of Shares and shares of the Company's 6 3/4% Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), that are convertible into Shares and by virtue of Valhi's direct holding of 100% of the outstanding membership interests of Tremont LLC;

          (iii) Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran") and the Harold Simmons Foundation, Inc. (the "Foundation") by virtue of their direct and indirect ownership of securities of Tremont LLC (as described below in this Statement);

          (iv) Harold C. Simmons by virtue of his positions with Contran and certain of the other entities (as described in this Statement); and

          (v) Annette C. Simmons, Harold C. Simmons' spouse, by virtue of her direct ownership of Series A Preferred Stock.

By signing this Statement, each Reporting Person agrees that this Statement is filed on its, his or her behalf.

     Tremont LLC, the CMRT and Valhi are the direct holders of approximately 39.6%, 11.8% and 1.1%, respectively, of the 15,915,410 Shares outstanding as of August 30, 2004 according to information from the Company (the "Outstanding Shares"). Tremont LLC may be deemed to control the Company.

     Valhi also directly holds 14,700 shares of Series A Preferred Stock that are convertible into 24,500 Shares, or approximately 0.2% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock Valhi directly holds.

     Harold C. Simmons' spouse directly holds 1,600,000 shares of Series A Preferred Stock that are convertible into 2,666,666 Shares, or approximately 14.4% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock she directly holds.

     Valhi is the direct holder of 100% of the outstanding membership interests of Tremont LLC and may be deemed to control Tremont LLC. VGI, National, Contran, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 77.6%, 9.1%, 3.4%, 0.9%, 0.4% and 0.1%, respectively, of the common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

     The CMRT directly holds approximately 11.8% of the Outstanding Shares and 0.1% of the outstanding shares of Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. He is a participant in one or more of the employee benefit plans that invest through the CMRT.

     The Foundation directly holds approximately 0.9% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

     The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2,
(ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     Valmont Insurance Company ("Valmont"), NL Industries, Inc. ("NL") and a subsidiary of NL directly own 1,000,000 shares, 3,522,967 shares and 1,186,200 shares, respectively, of Valhi common stock. Valhi is the direct holder of 100% of the outstanding shares of Valmont common stock and may be deemed to control Valmont. Valhi, Tremont LLC and a subsidiary of the Company are the direct holders of approximately 62.3%, 21.1% and 0.5%, respectively, of the outstanding shares of NL common stock and together may be deemed to control NL. Valhi is the sole member of Tremont LLC and may be deemed to control Tremont LLC. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont, NL and the subsidiary of NL own as treasury stock for voting purposes and for the purposes of this Statement such shares are not deemed outstanding.

     Mr. Harold C. Simmons is vice chairman of the board of the Company, chairman of the board and chief executive officer of NL and chairman of the board of Tremont LLC, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran.

     By virtue of the offices held, the stock ownership and his services as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. Mr. Simmons and his spouse each disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

     Harold C. Simmons' spouse is the direct owner of 43,400 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

     Harold C. Simmons is the direct owner of 3,383 shares of Valhi common stock.

     A trust of which Harold C. Simmons and his spouse are co-trustees and the beneficiaries of which are the grandchildren of his spouse is the direct holder of 40,000 shares of Valhi common stock. Each of Mr. Simmons and his spouse disclaims beneficial ownership of these shares.

     Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is amended to add the following:

     The total amount of funds (including commissions) the CMRT used to acquire the Shares it purchased as reported in Item 5(c) was $1,885,628.00. Such funds were provided by the CMRT's cash on hand.

     On August 26, 2004, the Company effected a five-for-one stock split of the outstanding Shares.

     On September 1, 2004, the Company completed its offer to exchange (the "Exchange Offer") 4,024,820 shares of Series A Preferred Stock for all of the outstanding 4,024,820 6 5/8% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities ("BUCS"), of TIMET Capital Trust I, including the associated guarantee of the Company. The Exchange Offer expired at 12:00 midnight, New York City time, on August 31, 2004. On September 1, 2004, the Company accepted the tender of 3,909,103 BUCS (approximately 97.1% of the issued and outstanding BUCS). Pursuant to the Exchange Offer, on September 1, 2004, Harold C. Simmons' spouse and Valhi exchanged their 1,600,000 BUCS and 14,700 BUCS, respectively, for an equivalent number of shares of Series A Preferred Stock. Each share of Series A Preferred Stock is convertible into Shares at a rate of one share of Series A Preferred Sock for one and two-thirds Shares. The description of the relative rights of the shares of Series A Preferred Stock contained in the Company's Certificate of Designations, Rights And Preferences of 6 3/4% Series A Convertible Preferred Stock is hereby incorporated herein by reference to Exhibit 4.1 to the Company's Pre-Effective Amendment No. 1 to Form S-4 Registration Statement (Reg. No. 333-114218) filed with the Securities and Exchange Commission on June 23, 2004.

Item 4.  Purpose of Transaction

     No change to Item 4 except for the addition of the following:

     The CMRT purchased the Shares reported in Item 5(c) for investment purposes.

     Harold C. Simmons' spouse and Valhi each exchanged their BUCS for shares of Series A Preferred Stock in order to obtain the rights of a holder of Series A Preferred Stock.

     Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Company's securities in the market, availability of funds, alternative uses of funds, the Reporting Persons' tax planning objectives and cash needs, stock market and general economic conditions), any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time purchase Company securities, and any of the Reporting Persons, or other entities or persons that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of Company securities held by such entity or person, or cease buying or selling Company securities. Any such additional purchases or sales of Company securities may be in open market or privately negotiated transactions or otherwise.

     As described under Item 2, Harold C. Simmons, through Contran, may be deemed to control the Company.

     The information included in Item 6 of this Statement is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is amended as follows:

     No change except for the addition of the following:

     (a) Tremont LLC, the CMRT and Valhi are the direct holders of 6,309,250 Shares, 1,879,060 Shares and 176,000 Shares. Harold C. Simmons' spouse and Valhi are the direct holders of 1,600,000 and 14,700 shares of Series A Preferred Stock, respectively, which are convertible into 2,666,666 Shares and 24,500 Shares, respectively.

     By virtue of the relationships described under Item 2 of this Statement:

          (1) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran and the Foundation may each be deemed to be the beneficial owner of the 6,485,250 Shares that Tremont LLC and Valhi hold directly and the 24,500 Shares Valhi may acquire upon conversion of the 14,700 shares of Series A Preferred Stock that Valhi holds directly (in the aggregate 6,509,750 Shares, or approximately 40.8% of the outstanding Shares assuming the full conversion of only Valhi's Series A Preferred Stock);

          (2) The CMRT may be deemed to be the beneficial owner of the 8,364,310 Shares that Tremont LLC, the CMRT and Valhi hold directly and the 24,500 Shares Valhi may acquire upon conversion of the 14,700 Series A Preferred Stock that Valhi holds directly (in the aggregate 8,388,810 Shares, or approximately 52.6% of the outstanding Shares assuming the full conversion of only Valhi's Series A Preferred Stock);

          (3) Harold C. Simmons may be deemed to be the beneficial owner of the 8,364,310 Shares that Tremont LLC, the CMRT and Valhi hold directly and the 2,691,166 Shares his spouse and Valhi may acquire upon conversion of the 1,614,700 shares of Series A Preferred Stock that his spouse and Valhi hold directly (in the aggregate 11,055,476 Shares, or approximately 59.4% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock his spouse and Valhi directly hold); and

          (4) Harold C. Simmons' spouse may be deemed to be the beneficial owner of the 2,666,666 Shares she may acquire upon conversion of the 1,600,000 shares of Series A Preferred Stock that she holds directly (approximately 14.4% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock she directly holds).

     Mr. Simmons disclaims beneficial ownership of all Company securities. Mr. Simmons' spouse disclaims beneficial ownership of any Company securities that she does not hold directly.

     (b) By virtue of the relationships described in Item 2:

          (1) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran and the Foundation may each be deemed to share the power to vote and direct the disposition of the 6,485,250 Shares that Tremont LLC and Valhi hold directly and the 24,500 Shares Valhi may acquire upon conversion of the 14,700 shares of Series A Preferred Stock that Valhi holds directly (in the aggregate 6,509,750 Shares, or approximately 40.8% of the outstanding Shares assuming the full conversion of only Valhi's Series A Preferred Stock);

          (2) The CMRT may be deemed to share the power to vote and direct the disposition of the 8,364,310 Shares that Tremont LLC, the CMRT and Valhi, hold directly and the 24,500 Shares Valhi may acquire upon conversion of the 14,700 shares of Series A Preferred Stock that Valhi holds directly (in the aggregate 8,388,810 Shares, or approximately 52.6% of the outstanding Shares assuming the full conversion of only Valhi's Series A Preferred Stock);

          (3) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 8,364,310 Shares that Tremont LLC, the CMRT and Valhi hold directly and the 2,691,166 Shares his spouse and Valhi may acquire upon conversion of the 1,614,700 shares of Series A Preferred Stock that his spouse and Valhi hold directly (in the aggregate 11,055,476 Shares, or approximately 59.4% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock his spouse and Valhi directly hold); and

          (4) Harold C. Simmons' spouse may be deemed to share the power to vote and direct the disposition of the 2,666,666 Shares she may acquire upon conversion of the 1,600,000 shares of Series A Preferred Stock that she holds directly (approximately 14.4% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock she directly holds).

     (c) The following Reporting Persons had transactions in the Company's securities since July 26, 2004, the date of the last transaction reported in Amendment No. 20 to this Statement.


                                                                                                Approximate
                                                                                                 Purchase
                                                                                                 Price Per
                                                                                                 Security
                                                                                                (exclusive
                                                                                  Number of          of
                                                           Type of Company       Securities     commissions)
         Purchaser            Transaction          Date        Security              (1)             (1)
     ------------------      ------------        --------  ----------------       ----------     ----------
CMRT.....................     Purchase           07/27/04      Shares                     500     $19.186
CMRT.....................     Purchase           07/27/04      Shares                  14,500     $19.200
CMRT.....................     Purchase           07/27/04      Shares                  10,000     $19.300
CMRT.....................     Purchase           07/27/04      Shares                     500     $19.384
CMRT.....................     Purchase           07/28/04      Shares                   1,000     $19.394
CMRT.....................     Purchase           07/28/04      Shares                   1,500     $19.400
CMRT.....................     Purchase           07/28/04      Shares                  25,000     $19.950
CMRT.....................     Purchase           08/13/04      Shares                     500     $20.396
CMRT.....................     Purchase           08/25/04      Shares                   4,500     $20.500
CMRT.....................     Purchase           08/25/04      Shares                   1,000     $20.544
CMRT.....................     Purchase           08/25/04      Shares                   4,500     $20.596
CMRT.....................     Purchase           08/25/04      Shares                   9,500     $20.598
CMRT.....................     Purchase           08/25/04      Shares                   5,000     $20.600
CMRT.....................     Purchase           08/25/04      Shares                   2,500     $20.650
CMRT.....................     Purchase           08/25/04      Shares                     500     $20.784
CMRT.....................     Purchase           08/25/04      Shares                   6,500     $20.798
CMRT.....................     Purchase           08/25/04      Shares                   6,500     $20.800
CMRT.....................     Purchase           08/25/04      Shares                  14,500     $19.200
Annette C. Simmons.......     Exchange (2)       09/01/04      BUCS                 1,600,000        (2)
Annette C. Simmons.......     Exchange (2)       09/01/04      Series A Pref.       1,600,000        (2)
Valhi....................     Exchange (2)       09/01/04      BUCS                    14,700        (2)
Valhi....................     Exchange (2)       09/01/04      Series A Pref.          14,700        (2)

-------
(1) All amounts for Shares and prices per Share have been adjusted to reflect the Company's five for one stock split of the Shares effective August 26, 2004.

(2) These transactions are a result of the Reporting Person participating in the Exchange Offer and reflect the exchange of BUCS for an equivalent amount of shares of Series A Preferred Stock in the Exchange Offer.

     On September 1, 2004, W. Hayden McIlroy, a director of Valhi, participated in the Exchange Offer and exchanged 300 BUCS for an equivalent amount of shares of Series A Preferred Stock. Mr. McIlroy exchanged his BUCS for shares of Series A Preferred Stock in order to obtain the rights of a holder of Series A Preferred Stock.

     (d) Each of Tremont LLC, the CMRT, Harold C. Simmons' spouse and Valhi has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Company securities held by such entity or person.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is amended as follows:

     The information included in Items 3 and 4 of this Statement is hereby incorporated herein by reference.

     Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     Item 7 is amended and restated in its entirety as follows:


Exhibit 1   Agreement  and  Plan  of  Merger dated November 4, 2002 among Valhi,
            Inc., Valhi  Acquisition Corp. and Tremont  Corporation,  as amended
            (incorporated  by  reference  to  Appendix  A  to  the  Registration
            Statement on Form S-4 (Reg.  No.  333-101244)  filed by Valhi,  Inc.
            with the Securities and Exchange Commission on November 15, 2002).

Exhibit 2   Agreement and  Plan of  Merger dated as  of  November 4, 2002  among
            Valhi,  Inc.,  Tremont Group,  Inc. and Valhi  Acquisition  Corp. II
            (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Valhi, Inc. for the quarter ended September 30,
            2002).

Exhibit 3   Schedule TO dated as of May  5, 2003  filed by Valhi, Inc. with  the
            Securities and Exchange Commission (incorporated by reference to the Schedule TO dated as of May 5, 2003 filed by Valhi, Inc. with the Securities and Exchange Commission).

Exhibit 4   Amendment  No. 1 to  Schedule  TO dated as of May 16,  2003 filed by
            Valhi,   Inc.   with  the   Securities   and   Exchange   Commission
            (incorporated  by reference  to  Amendment  No. 1 to the Schedule TO dated as of May 16, 2003 filed by Valhi,  Inc.  with the  Securities and Exchange Commission).

Exhibit 5   Amendment  No. 2 to  Schedule  TO dated as of May 23,  2003 filed by
            Valhi,   Inc.   with  the   Securities   and   Exchange   Commission
            (incorporated  by reference  to  Amendment  No. 2 to the Schedule TO dated as of May 23, 2003 filed by Valhi,  Inc.  with the  Securities and Exchange Commission).

Exhibit 6   Amendment  No. 3 to  Schedule  TO dated as of June 3,  2003 filed by
            Valhi,   Inc.   with  the   Securities   and   Exchange   Commission
            (incorporated  by reference  to  Amendment  No. 3 to the Schedule TO dated as of June 3, 2003 filed by Valhi,  Inc.  with the  Securities and Exchange Commission).

Exhibit 7   Power of Attorney dated July 26, 2004 executed by Annette C. Simmons
            (incorporated by reference to Exhibit 7 to Amendment No. 20 to this Schedule 13D).

Exhibit 8   Form  of  Certificate  of  Designations, Rights  And  Preferences of
            6 3/4% Series A Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to Pre-Effective Amendment No. 1 to Form
            S-4 Registration  Statement (Reg. No.  333-114218) filed by Titanium
            Metals  Corporation  with the Securities and Exchange  Commission on
            June 23, 2004).

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 9, 2004




                                             /s/ Harold C. Simmons
                                             --------------------------
                                             Harold C. Simmons
                                             Signing in the
                                             capacities listed on
                                             Schedule "A" attached
                                             hereto and
                                             incorporated herein by
                                             reference.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 9, 2004




                                             /s/ Steven L. Watson
                                             --------------------------
                                             Steven L. Watson
                                             Signing in the
                                             capacities listed on
                                             Schedule "A" attached
                                             hereto and
                                             incorporated herein by
                                             reference.

                                   SCHEDULE A


HAROLD  C. SIMMONS,  in  his  individual  capacity,  as trustee for THE
COMBINED   MASTER   RETIREMENT  TRUST and  as   attorney-in-fact    for
ANNETTE C. SIMMONS


STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
TREMONT LLC
VALHI GROUP, INC.
VALHI, INC.

                                   Schedule B

         Schedule B is hereby amended and restated as follows:

     The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), the Harold Simmons Foundation, Inc. (the "Foundation"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Valhi Group, Inc. ("VGI") and Valhi, Inc. ("Valhi") and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

         Name                          Present Principal Occupation
-------------------------     --------------------------------------------------
Eugene K. Anderson            Vice    president of Contran, Dixie Holding, Dixie
                              Rice,  National,  NOA,  Southwest,  Tremont LLC, a
                              wholly owned limited  liability  company of Valhi,
                              Valhi and VGI; and treasurer of the Foundation.

Thomas E. Barry (1)           Vice   president    for   executive    affairs  at
                              Southern  Methodist  University  and  professor of
                              marketing  in the Edwin L. Cox School of  Business
                              at Southern Methodist  University;  and a director
                              of Valhi.

Norman S. Edelcup (2)         Senior  vice  president  business  development  of
                              Florida  Savings  Bancorp;  Mayor of  Sunny  Isles
                              Beach, Florida;  director of Valhi; and trustee of
                              the Baron Funds, a mutual fund group.

Lisa Simmons Epstein          Director and president of the Foundation.

         Name                          Present Principal Occupation
-------------------------     --------------------------------------------------
Robert D. Graham              Vice  president  of Contran, Dixie  Holding, Dixie
                              Rice,  National,  NOA, Southwest,  Titanium Metals
                              Corporation  (the  "Company"),  Tremont LLC, Valhi
                              and VGI; and vice  president,  general counsel and
                              secretary  of  Kronos  Worldwide,   Inc.  ("Kronos
                              Worldwide") and NL Industries,  Inc. ("NL"),  both
                              affiliates of Valhi.

J. Mark Hollingsworth         Vice  president  and  general counsel of  Contran,
                              Dixie   Holding,   Dixie  Rice,   National,   NOA,
                              Southwest,  Tremont  LLC,  Valhi and VGI;  general
                              counsel  of the  Foundation;  general  counsel  of
                              CompX  International  Inc.,  an affiliate of Valhi
                              ("CompX");  trust  counsel of The Combined  Master
                              Retirement  Trust,  a trust Valhi formed to permit
                              the collective  investment by trusts that maintain
                              the assets of certain employee benefit plans Valhi
                              and  related  companies  adopt (the  "CMRT");  and
                              acting  general  counsel of Keystone  Consolidated
                              Industries,  Inc.  ("Keystone"),  an  affiliate of
                              Contran.

Keith A. Johnson              Controller of the Foundation.

William J. Lindquist Director and senior vice president of Contran, Dixie Holding, National, NOA, Tremont LLC and VGI; senior vice president of Dixie Rice, Southwest, Tremont LLC and Valhi.

A. Andrew R. Louis            Secretary of Contran, CompX, Dixie Holding,  Dixie
                              Rice, National, NOA, Southwest, Tremont LLC, Valhi
                              and VGI.

         Name                          Present Principal Occupation
-------------------------     --------------------------------------------------
Kelly D. Luttmer              Tax  director  of  Contran, CompX,  Dixie Holding,
                              Dixie Rice, Kronos Worldwide,  National,  NL, NOA,
                              Southwest, Tremont LLC, Valhi and VGI.

Andrew McCollam, Jr. (3)      President  and  director  of  Southwest;  director
                              of Dixie Rice; and a private investor.

W. Hayden McIlroy (4)         Private  investor  primarily in real estate; and a
                              director   of  Valhi,   Med   Images,   a  medical
                              information  company,  and Cadco Systems,  Inc., a
                              manufacturer of emergency alert systems.

Harold M. Mire (5)            Vice president of Dixie Rice and Southwest.

Bobby D. O'Brien              Vice  president, treasurer  and  director of Dixie
                              Holding, National, NOA and VGI; vice president and
                              treasurer of Contran,  Dixie Rice,  Southwest  and
                              Tremont  LLC;  vice  president,   chief  financial
                              officer and treasurer of Valhi; and vice president
                              of the Company.

Glenn R. Simmons              Vice  chairman  of the  board  of  Contran,  Dixie
                              National,   NOA,   Tremont  LLC,  Valhi  and  VGI;
                              chairman  of the  board  of  CompX  and  Keystone;
                              director   and   executive   vice   president   of
                              Southwest;  and a director of Kronos Worldwide, NL
                              and the Company.

Harold C. Simmons             Chairman of the board of  Contran, Dixie  Holding,
                              Dixie  Rice,  the   Foundation,   National,   NOA,
                              Southwest, Tremont LLC, Valhi and VGI; chairman of
                              the board and chief  executive  officer  of NL and
                              Kronos  Worldwide;  vice  chairman of the board of
                              the  Company;  and trustee and member of the trust
                              investment committee of the CMRT.

         Name                          Present Principal Occupation
-------------------------     --------------------------------------------------

Richard A. Smith (5)          Vice president of Dixie Rice.

Gregory M. Swalwell           Vice  president  and  controller of Contran, Dixie
                              Holding,  National,  NOA, Southwest,  Tremont LLC,
                              Valhi and VGI; vice  president,  finance and chief
                              financial  officer of Kronos Worldwide and NL; and
                              vice  president of Dixie Rice,  Southwest  and the
                              Company.

J. Walter Tucker, Jr. (6)     President,  treasurer  and a  director of Tucker &
                              Branham,  Inc., a mortgage banking,  insurance and
                              real estate company; vice chairman of the board of
                              Keystone; a director of Valhi; and a member of the
                              trust investment committee of the CMRT.

Steven L. Watson              Director and president of Contran, Dixie  Holding,
                              Dixie  Rice,  National,  NOA  and  VGI;  director,
                              president  and chief  executive  officer of Valhi;
                              president of Tremont LLC;  director and  executive
                              vice  president  of  Southwest;   director,   vice
                              president   and   secretary  of  the   Foundation;
                              president of Tremont LLC; and a director of CompX,
                              Keystone, Kronos Worldwide, NL and the Company.

----------

(1)  The   principal  business  address  for  Dr. Barry  is  Southern  Methodist
     University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(2) The principal business address for Mr. Edelcup is 17395 North Bay Road, Suite 103, Sunny Isles Beach, Florida 33160.

(3) The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(4) The principal business address for Mr. McIlroy is 25 Highland Park Village, Suite 100-341, Dallas, Texas 75225.

(5) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(6) The principal business address for Mr. Tucker is 400 E. Central Boulevard, Orlando, Florida 32801.

                                   SCHEDULE C

         Schedule C is hereby amended and restated as follows:

     Based upon ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own shares ("Shares") of the common stock, par value $0.01 per share, of Titanium Metals Corporation, a Delaware corporation (the "Company"), as outlined below.

                                           Shares        Options
          Name                              Held         Held (1)      Total
---------------------------------        ----------    -----------   ----------
Eugene K. Anderson                             -0-            -0-          -0-

Thomas E. Barry                                -0-            -0-          -0-

Norman S. Edelcup                              -0-            -0-          -0-

Lisa Simmons Epstein                           -0-            -0-          -0-

Robert D. Graham                               -0-            -0-          -0-

J. Mark Hollingsworth                          -0-            -0-          -0-

Keith A. Johnson                             1,000            -0-        1,000

William J. Lindquist                           -0-            -0-          -0-

A. Andrew R. Louis                             -0-            -0-          -0-

Kelly D. Luttmer                                50            -0-           50

Andrew McCollam, Jr.                           -0-            -0-          -0-

W. Hayden McIlroy (2)                          500            -0-          500

Harold M. Mire                                 -0-            -0-          -0-

Bobby D. O'Brien                               -0-            -0-          -0-

Glenn R. Simmons                             2,500          5,000        7,500

Harold C. Simmons (3)                    2,666,666            -0-    2,666,666

Richard A. Smith                               -0-            -0-          -0-

Gregory M. Swalwell                            -0-            -0-          -0-

J. Walter Tucker, Jr.                          -0-            -0-          -0-

Steven L. Watson                             7,750          7,500       15,250

----------

(1) Represents Shares issuable pursuant to the exercise of stock options within 60 days of the date of this Statement.

(2) Comprises 500 Shares Mr. McIlroy has the right to receive upon conversion of 300 shares of the Company's 6 3/4% Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock") that he holds directly.

(3) Comprises Shares Harold C. Simmons' spouse is entitled to receive upon the conversion of 1,600,000 shares of Series A Preferred Stock that she holds directly. Excludes other Shares of which Mr. Simmons may be deemed to possess indirect beneficial ownership as described in Item 5(a) of this Statement. Mr. Simmons disclaims beneficial ownership of all Shares.